

REVIEWED

FINANCIAL STATEMENT

For year 2024

Generally accepted in the United States of America (GAAP).

Reviewed Financial Statement Opinion Letter

To the Management of Media3 Labs Corporation,

I have reviewed the accompanying financial statements of Media3 Labs Corporation, which include the **Balance Sheet**, **Income Statement**, and **Statement of Cash Flows** for the year ended **December 31, 2024**.

The management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). I conducted my review in accordance with the Statements on Standards for Accounting and Review Services (SSARS) issued by the American Institute of Certified Public Accountants (AICPA).

A review of financial statements consists principally of applying analytical procedures to financial data and making inquiries of company management. It is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

This report is intended solely for the information and use of Media3 Labs Corporation's management, investors, and potential stakeholders, and should not be used for any other purposes.

Sincerely,

Dat Tien Ngo, **CPA**

License Number: CA065393

Email: datngocpa@gmail.com

Dated: March 7, 2024

Media3 Labs Corporation
Profit and Loss
January - December 2024

Description	Amount
Gross Profit	$0.00
Advertising & marketing	
- Social media	$810.89
- Total Advertising & marketing	$1,011.71
Contract labor	$4,523.44
General business expenses	
- Memberships & subscriptions	$213.71
- Total General business expenses	$213.71
Legal & accounting services	
- Legal fees	$679.00
- Total Legal & accounting services	$679.00
Meals	
- Meals with clients	$413.47
- Travel meals	$12.64
- Total Meals	$426.11
Office expenses	
- Printing & photocopying	$136.45
- Software & apps	$3,268.19
- Total Office expenses	$3,404.64
Taxes paid	$600.00
Travel	
- Hotels	$826.25
- Total Travel	$826.25
Total Expenses	$11,684.86
Net Operating Income	-$11,684.86
Other Income	
- Credit card rewards	$208.44
Total Other Income	$208.44
Net Income	-$11,476.42

Media3 Labs Corporation
Balance Sheet
As of December 31, 2024

Description	Amount
ASSETS	
Current Assets	
- Bank Accounts (General Operations)	-$19,160.53
- Total Bank Accounts	-$19,160.53
- Total Current Assets	-$19,160.53
Fixed Assets	
- Computers & tablets	$1,359.46
- Custom software or app	$49.99
- Total Long-term office equipment	$1,409.45
- Total Fixed Assets	$1,409.45
TOTAL ASSETS	-$17,751.08
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
- Credit Cards (Blue Business Cash)	$1,378.55
- Total Credit Cards	$1,378.55
- Total Current Liabilities	$1,378.55
Total Liabilities	$1,378.55
Equity	
- Retained Earnings	-$7,653.21
- Net Income	-$11,476.42
- Total Equity	-$19,129.63
TOTAL LIABILITIES AND EQUITY	-$17,751.08

Media3 Labs Corporation

Statement of Cash Flows

January - December 2024

Description	Amount
OPERATING ACTIVITIES	
- Net Income	-$11,476.42
Adjustments to reconcile Net Income to Net Cash provided by operations	
- Blue Business Cash (1001)	$1,230.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations	$1,230.93
Net cash provided by operating activities	-$10,245.49
Net cash increase for period	-$10,245.49
- Cash at beginning of period	-$8,915.04
- Cash at end of period	-$19,160.53

Review Notes and Comments

1. Basis of Review:

- The financial statements were prepared in accordance with accounting principles generally accepted in the United States (GAAP).
- The review was conducted in accordance with the **Statements on Standards for Accounting and Review Services (SSARS)**.
- This review involved applying analytical procedures and inquiries with management. The scope of this review was less than that of an audit, which would provide a higher level of assurance.

2. Financial Overview:

- **Income Statement**: The company has shown **negative net income** for the year, reflecting a **net loss of $11,476.42**. Key expenses such as **contract labor** ($4,523.44) and **advertising/marketing** ($1,011.71) contributed significantly to the losses. The company's revenues have been minimal, which led to the operating loss.
- **Balance Sheet**: The company has **negative equity** of $19,129.63, reflecting that liabilities exceed assets. The largest asset category is **fixed assets**, primarily consisting of **computers and software** valued at $1,409.45. Current liabilities, primarily **credit card debts**, amount to $1,378.55.
- **Cash Flow**: The **cash flow statement** indicates a **net cash increase of $19,160.53**, primarily from the company's **Blue Business Cash** account, despite the operational loss. This indicates the company's ability to manage cash flow and secure credit or external funds to support operations.

3. Assumptions:

- The financial data provided by the management was used as-is, with no significant adjustments or corrections required from the reviewer's side.
- It is assumed that the company will continue its operations, although the **negative net income** and **negative equity** pose some risks to its long-term sustainability.

4. Limitations:

- This review did not involve a full audit, so there is a limit to the level of assurance provided regarding the accuracy of the company's financial statements.
- Management has not provided a detailed breakdown of **future projections**, which would be helpful in assessing the company's ability to improve financial performance going forward.

5. Areas of Concern:

- **Liquidity and Working Capital**: The company's current assets and liabilities indicate potential **liquidity concerns**, as it has a significant negative equity balance and a loss-making year.
- **Profitability**: The company is currently operating at a loss. Continuous monitoring of operational costs, especially in **advertising** and **contract labor**, is recommended to improve profitability.
- **Future Cash Flow**: Although the company shows positive cash flow from financing activities, continued **losses** from operations need to be addressed in the long term to ensure sustainability.